FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 11, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            11 June, 2004 - Holding(s) in Company

Exhibit 99

                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders/Account Designation - Holding

CHASE MANHATTAN /18408 - ALMIXFTT - 163,308

CHASE MANHATTAN /20947 - ASUKEXTT - 9,942,721

Bank of Ireland/BNX009IE - 570,558

Barclays Capital Nominees Ltd - 1,983,650

Barclays Trust Co & Others - 118,963

Barclays Trust Co as EXEC/ADM - 9,804

Barclays Trust Co DMC69 - 46,410

Barclays Trust Co E99 - 1,299

Barclays Trust Co EP856 - 535

Barclays Trust Co R69 - 870,314

CHASE MANHATTAN/17011 - BLEEOTTT - 48,462

CHASE MANHATTAN /16344 - BLENTFUK - 173,035

CHASE MANHATTAN /16345 - BLENTPUK - 293,217

CHASE MANHATTAN /16331 - BLEOFDUK - 731,320

CHASE MANHATTAN /16341 - BLEOPTUE - 576,432

CHASE MANHATTAN /16341 - BLEOPTUK - 1,975,450

CHASE MANHATTAN /16338 - BLINTNUK - 198,983

CHASE MANHATTAN /16342 - BLINTPUK - 354,781

CHASE MANHATTAN /16400 - BLUKINTT - 26,127,929

BNP PARIBAS/601165 - 186,871

CHASE MANHATTAN/16376 - CHATRKTT - 1,566,994

Clydesdale Nominees HGB0125/323496 - 2,975

Clydesdale Nominees HGB0125/324190 - 1,175

Clydesdale Nominees HGB0125/486590 - 18,826

Clydesdale Nominees HGB0125/496994 - 8,929

Clydesdale Nominees HGB0125/594414 - 11,464

Clydesdale Nominees HGB0125/597480 - 1,925

Clydesdale Nominees HGB0125/639191 - 3,036

Clydesdale Nominees HGB0125/639213 - 2,107

Clydesdale Nominees HGB0125/686050 - 6,000

Clydesdale Nominees HGB0125/686408 - 7,000

Clydesdale Nominees HGB0125/691517 - 2,500

Clydesdale Nominees HGB0125/692785 - 3,665

Clydesdale Nominees HGB0125/692963 - 3,991

Clydesdale Nominees HGB0125/693196 - 6,429

Clydesdale Nominees HGB0125/693846 - 5,064

Clydesdale Nominees HGB0125/697205 - 4,464

Clydesdale Nominees HGB0125/697213 - 4,465

Clydesdale Nominees HGB0125/697434 - 10,700

Clydesdale Nominees HGB0125/3100012 - 1,247

Clydesdale Nominees HGB0125/3102090 - 2,400

Clydesdale Nominees HGB0125/3102406 - 740

Clydesdale Nominees HGB0125/7000417 - 33,000

Clydesdale Nominees HGB0125/7000425 - 33,000

Clydesdale Nominees HGB0125/7001065 - 1,375

Clydesdale Nominees HGB0225/436843 - 725

Clydesdale Nominees HGB0225/493871 - 1,600

Clydesdale Nominees HGB0225/3101540 - 8

Investors Bank and Trust Co./428169 - 502,172

Investors Bank and Trust Co./500227 - 12,781,457

Investors Bank and Trust Co./502872 - 4,010,644

Investors Bank and Trust Co./508068 - 681,353

Investors Bank and Trust Co./527191 - 5,046,750

Investors Bank and Trust Co./536747 - 1,307,450

Investors Bank and Trust Co./552942 - 880,904

Investors Bank and Trust Co./555879 - 28,623

Investors Bank and Trust Co./573039 - 408,000

Investors Bank and Trust Co./583293 - 2,995,263

Investors Bank and Trust Co./585439 - 33,576

Investors Bank and Trust Co./588888 - 32,987

Investors Bank and Trust Co./590421 - 67,713

Investors Bank and Trust Co./595966 - 694,308

Investors Bank and Trust Co./601744 - 32,173

Investors Bank and Trust Co./911140 - 75,483

JPMorgan Chase Bank/540186 - 421,150

JPMorgan Chase Bank/555465 - 444,960

JPMorgan Chase Bank/599123 - 81,652

JPMorgan Chase Bank/BTC034IE - 28,720

JPMorgan Chase Bank/BTC045IE - 328,704

JPMorgan Chase Bank/BTGF01IE - 113,212

JPMorgan Chase Bank/BTGF04IE - 217,240

JPMorgan Chase Bank/BTGF05IE - 204,923

JPMorgan Chase Bank/BTGF07IE - 161,668

JPMorgan Chase Bank/BTK001IE - 334,975

JPMorgan Chase Bank/BTS004IE - 294,190

JPMorgan Chase Bank/BTS005IE - 73,861

JPMorgan Chase Bank/BTS011IE - 118,655

JPMorgan Chase Bank/BTS015IE - 37,733

JPMorgan Chase Bank/BTS024IE - 26,933

JPMorgan Chase Bank/BTS028IE - 1,272,845

JPMorgan Chase Bank/BTS031IE - 16,257

JPMorgan Chase Bank/BTS033IE - 22,892

JPMorgan Chase Bank/BTS036IE - 65,219

JPMorgan Chase Bank/BTS037IE - 36,089

Master Trust Bank/BNNP06IE - 47,095

Mellon Trust - Boston/591668 - 456,592

MELLON TRUST OF NEW ENGLAND/604652 - 319,476

Mitsubishi Trust International/BNN018IE - 15,441

Mitsubishi Trust International/BNN024IE - 1,394

Mitsubishi Trust International/BNN033IE - 2,009

Mitsubishi Trust International/BNN046IE - 29,252

Northern Trust Bank - BGI SEPA/581610 - 409,724

Northern Trust Bank - BGI SEPA/584069 - 190,158

Northern Trust Bank - BGI SEPA/604162 - 65,799

R C Greig Nominees Limited a/c/BL1 - 731,780

R C Greig Nominees Limited a/c/CM1 - 241,516

R C Greig Nominees Limited GP1/GP1 - 1,199,950

R C Greig Nominees Limited SA1/SA1 - 369,112

State Street/BNX012IE - 59,807

State Street/BNX019IE - 116,398

State Street Bank & Trust - US/604714 - 236,585

State Street Bank & Trust - US/713101 - 2,587,487

Sumitomo TB/BNN029IE - 2,046

Sumitomo TB/BNN031IE - 1,286

Sumitomo TB/BNN036IE - 1,805

Swan Nominees Limited - 1,846

Swan Nominees Limited - 5,076

Zeban Nominees Limited - 306,928

Total - 87,398,142


5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 1.4P EACH

10. Date of transaction
7 JUNE 2004

11. Date company informed
10 JUNE 2004

12. Total holding following this notification
87,398,142

13. Total percentage holding of issued class following this notification
3.00%

14. Any additional information


15. Name of contact and telephone number for queries
BRIDGET SALAMAN 020 7822 6043

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
11 JUNE 2004